                                                Filed pursuant to Rule 424(b)(3)
                                      Registration Statement File No.  333-87001

                  PROSPECTUS SUPPLEMENT DATED NOVEMBER 29, 2001
                                       TO
                          PROSPECTUS DATED JUNE 6, 2001

                                  PixTech, Inc.

         This prospectus supplement should be read in conjunction with our prospectus dated June 6, 2001. This prospectus supplement includes the attached Quarterly Report on Form 10-Q of PixTech, Inc. previously filed by PixTech with the Securities and Exchange Commission on November 14, 2001.

                                    FORM 10-Q
                                    ---------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

           (X) QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
               For the quarterly period ending September 30, 2001

                                       OR

          ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 For the transition period from ______ to ______
                         Commission file number 0-26380

                     _______________________________________

                                  PIXTECH, INC.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                  Delaware                                                         04-3214691
---------------------------------------------------------------------------------------------------------
(State or other jurisdiction of incorporation or organization)          (IRS Employer Identification No.)

                  Avenue Olivier Perroy, 13790 Rousset, France
             2700 Augustine Drive, Suite 255, Santa Clara, CA 95054
--------------------------------------------------------------------------------
         (Address of principal executive offices)            (Zip code)

                              011-33-4-42-29-10-00
--------------------------------------------------------------------------------
              (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _
                                       -

The number of shares outstanding of each of the issuer's classes of Common Stock as of

                  Class                       Outstanding at November 13, 2001
                  -----                       --------------------------------
         Common Stock, $.01 par value                      56,129,792

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

                                  PIXTECH, INC.
                                  -------------

                                TABLE OF CONTENTS
                                -----------------

                                                                                                                            PAGE NO.
                                                                                                                            --------
PART I              FINANCIAL INFORMATION

        ITEM 1      Financial Statements

                    Condensed Consolidated Balance Sheets as of September 30, 2001 and
                    December 31, 2000 .............................................................................            3

                    Condensed Consolidated Statements of Comprehensive
                    Operations for the Three-Month Period and Nine-Month Period
                    Ending September 30, 2001 and 2000, and the period from June
                    18, 1992 (date of inception) through September 30, 2001 .......................................            4

                    Condensed Consolidated Statements of Cash Flows for the
                    Nine-Month Period ending September 30, 2001 and 2000, and
                    the period from June 18, 1992 (date of inception) through
                    September 30, 2001 ............................................................................            5

                    Condensed Consolidated Statements of Stockholders' Equity (Net Capital Deficiency) ............            6

                    Notes to Condensed Consolidated Financial Statements ..........................................          7 - 8

        ITEM 2      Management's  Discussion and Analysis of Financial Condition and Results  of
                    Operations ....................................................................................         9 - 13

        ITEM 3      Quantitative and Qualitative Disclosures Regarding Market Risk ................................           14

PART II             OTHER INFORMATION

        ITEM 2      Changes in Securities .........................................................................           15

        ITEM 6      Exhibits and Reports on Form 8-K ..............................................................           16

Signature .........................................................................................................           17

Exhibit index .....................................................................................................           18

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                    (in thousands, except per share amounts)

                                                                                                      September 30,     December 31,
                                                                                                         2001              2000
                                                                                                      -------------    -------------
                                                                                                       (unaudited)
                                                       ASSETS

Current assets
  Cash and cash equivalents available ......................................................          $    5,117       $    16,847
  Restricted cash - short term .............................................................                 625               833
  Accounts receivable
       Trade ...............................................................................                 107               148
       Other ...............................................................................                 717               596
  Inventories
       Raw Materials .......................................................................                 600               575
       Finished Goods ......................................................................                 166                41
  Other current assets .....................................................................                 903               737
                                                                                                      ----------       -----------
        Total current assets ...............................................................               8,235            19,777
Restricted cash - long term ................................................................                  --               417
Property, plant and equipment, net .........................................................              11,939            19,014
Goodwill, net ..............................................................................                  --                 6
Other assets - long term ...................................................................                 502               502
                                                                                                      ----------       -----------
         Total assets ......................................................................          $   20,676       $    39,716
                                                                                                      ==========       ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

Current liabilities
  Current portion of long term debt ........................................................          $      595       $     1,146
  Current portion of capital lease obligations .............................................                 429               157
  Accounts payable .........................................................................               9,273             7,885
  Accrued expenses .........................................................................               1,791             1,612
                                                                                                      ----------       -----------
                                                                                                      ----------       -----------
        Total current liabilities ..........................................................              12,088            10,800
Deferred research and development funding ..................................................               1,808               580
Long term debt, less current portion .......................................................               3,161             2,962
Capital lease obligation, less current portion .............................................               4,528             5,133
Other long term liabilities, less current portion ..........................................                  37                37
                                                                                                      ----------       -----------
        Total liabilities ..................................................................              21,622            19,512
                                                                                                      ==========       ===========
Stockholders' equity (net capital deficiency)
  Convertible preferred stock Series E, $0.01 per value, authorized shares--1,000,000 ; issued and outstanding shares--none and 22,095
respectively ...............................................................................                  --                 1
  Common Stock, $0.01 per value, authorized shares--100,000,000 ; issued
and outstanding shares--56,129,792 and 55,682,464 respectively .............................                 561               557
  Additional paid-in capital ...............................................................             132,054           131,983
  Cumulative other comprehensive income ....................................................              (4,088)           (4,076)
  Deficit accumulated during development stage .............................................            (129,473)         (108,261)
                                                                                                      ----------       -----------
                                                                                                      ----------       -----------
         Total stockholders' equity (net capital deficiency) ...............................                (946)           20,204
                                                                                                      ----------       -----------
         Total liabilities and stockholders' equity (net capital deficiency) ...............          $   20,676       $    39,716
                                                                                                      ==========       ===========

                             See accompanying notes.

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)


          CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS
                    (in thousands, except per share amounts)

                                   (unaudited)


                                                                                                                Period from
                                                                                                                  June 18,
                                                                     Three                    Nine             1992 (date of
                                                                     Months                  Months              inception)
                                                                     Ending                  Ending               through
                                                                   September 30,           September 30,          Sept. 30,
                                                            -----------------------   -----------------------
                                                                2001          2000       2001         2000           2001
                                                            ----------  -----------   ----------  -----------   ------------
 Revenues
    Cooperation and license revenues ....................   $      --    $      --    $      --    $      --      $  26,449
    Product sales .......................................          40           --          136          217          3,777
                                                            ----------  -----------   ----------  -----------   ------------
         Total revenues .................................          40           --          136          217         30,226
                                                            ----------  -----------   ----------  -----------   ------------
Operating expenses
    License fees and royalties ..........................          --          (73)          (3)        (255)        (2,190)
    Restructuring costs and other non recurring charges..      (3,377)          --       (3,377)          --         (3,377)
    Research and development:
            Acquisition of intellectual property rights..          --           --           --          (57)        (5,022)
            Other .......................................      (4,296)      (6,160)     (16,143)     (17,961)      (128,543)
                                                            ----------  -----------   ----------  -----------   ------------
                                                               (4,296)      (6,160)     (16,143)     (18,018)      (133,565)
    Marketing and sales .................................        (235)        (269)        (711)        (840)        (9,702)
    Administrative and general expenses .................        (690)        (645)      (2,178)      (2,142)       (20,746)
                                                            ----------  -----------   ----------  -----------   ------------
                                                               (8,598)      (7,147)     (22,412)     (21,255)      (169,580)
                                                            ----------  -----------   ----------  -----------   ------------
Loss from operations ....................................      (8,558)      (7,147)     (22,276)     (21,038)      (139,354)
Other income / (expense)
    Interest income .....................................          58          389          377        1,001          5,322
    Interest expense ....................................         (77)        (101)        (242)        (544)        (5,258)
    Foreign exchange (losses) / gains ...................          64           (5)         196          327          1,003
    Other revenues ......................................         (14)          57           43           74            231
                                                            ----------  -----------   ----------  -----------   ------------
                                                                   31          340          374          858          1,298
Loss before income tax benefit ..........................      (8,527)      (6,807)     (21,902)     (20,180)      (138,056)

Income tax benefit ......................................          --           --          690           --          8,583
                                                            ----------  -----------   ----------  -----------   ------------
Net loss ................................................   $  (8,527)   $  (6,807)   $ (21,212)   $ (20,180)     $(129,473)
                                                            ==========  ===========  ===========  ===========   ============
    Dividends accrued to holders of Preferred Stock .....          --           (9)          (5)        (106)          (646)
                                                            ----------  -----------   ----------  -----------   ------------
Net loss to holders of Common Stock .....................   $  (8,527)   $  (6,816)   $ (21,217)   $ (20,286)     $(130,119)
                                                            ==========  ===========  ===========  ===========   ============

    Net loss per share of Common Stock ..................   $   (0.15)   $   (0.12)   $   (0.38)   $   (0.41)
                                                            ==========  ===========  ===========  ===========
    Shares of Common Stock used in computing net loss per
    share ...............................................      56,114       54,922       55,914       49,089

    Net loss ............................................   $  (8,527)   $  (6,807)   $ (21,212)   $ (20,180)     $(129,473)
    Change in other comprehensive income ................        (175)        (308)         (12)      (1,123)        (4,088)
                                                            ----------  -----------   ----------  -----------   ------------
    Comprehensive net loss ..............................   $  (8,702)   $  (7,115)   $ (21,224)   $ (21,303)     $(133,561)
                                                            ==========  ===========  ===========  ===========   ============


                             See accompanying notes.

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)


                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                    (in thousands, except per share amounts)
                                   (unaudited)


                                                                                             Period from
                                                                                            June 18, 1992
                                                                                              (date of
                                                                                              inception)
                                                                      Nine Months Ending        through
                                                                        September 30,        September 30,
                                                                   -----------------------   -------------
                                                                      2001          2000         2001
                                                                   ----------   ----------   -------------
Net loss .........................................................    $ (21,212)   $ (20,180)    $ (129,473)
Total adjustments to net loss ....................................       11,280       10,287         54,269
                                                                     ----------   ----------    -----------
Net cash used in operating activities ............................       (9,932)      (9,893)       (75,204)
                                                                     ----------   ----------    -----------

Investing activities
Additions to property, plant, and equipment ......................         (923)      (1,862)       (23,326)
Reclassification of restricted cash as cash available ............          624        6,041           (775)
Additions to intangible assets ...................................           --           --           (130)
                                                                     ----------   ----------    -----------

Net cash provided by / (used in) investing activities ............         (299)       4,179        (24,231)

Financing activities
Stock issued .....................................................           --       19,238        112,333
Proceeds from long-term borrowings ...............................           28          248         19,056
Proceeds from sale leaseback transactions ........................           --           --          2,731
Payments for equipment purchases financed by accounts payable ....           --           --         (3,706)
Repayments of long term borrowing and capital lease obligations ..         (344)      (4,803)       (20,073)
                                                                     ----------   ----------    -----------
Net cash provided by used in financing activities ................         (316)      14,683        110,341
                                                                     ----------   ----------    -----------

Effect of exchange rates on cash .................................       (1,183)      (2,301)        (5,789)
                                                                     ----------   ----------    -----------

Net increase / (decrease) in cash and cash equivalents ...........      (11,730)       6,668          5,117
Cash and cash equivalents beginning of period ....................       16,847       14,663             --
                                                                     ----------   ----------    -----------
Cash and cash equivalents end of period ..........................    $   5,117    $  21,331     $    5,117
                                                                     ==========   ==========    ===========


                             See accompanying notes.

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

     Consolidated Statement of Stockholders' Equity (Net Capital Deficiency)
                      (in thousands, except share amounts)

                                          Convertible     Common Stock
                                          -----------     ------------
                                        Preferred Stock
                                        ---------------
                                                                                      Dividends             Deficit
                                                                                      ---------             -------
                                                                                      accrued to  Other   accumulated
                                                                                      ----------  -----   -----------
                                                                           Additional holders of Compre     during
                                                                           ---------- ---------- ------     ------
                                         Shares           Shares             Paid-in  Preferred  hensive  development
                                         ------           ------             -------  ---------  -------  -----------
                                         issued  Amount   issued    Amount   Capital    Stock     Income     stage     Total
                                         ------  ------   ------    ------   -------    -----     ------     -----     -----
                                       ----------------------------------------------------------------------------------------
  Balance at December 31, 1997                          13,762,732    $138  $ 57,067             $(2,132)  $ (36,293) $ 18,780

  Common stock issued in private
placements, net of issuance costs
-- $44                                                   1,236,222      12     4,493                                     4,506
  Issuance of Series E convertible
preferred stock, net of issuance
costs -- $822                           367,269    $ 4                         7,449        (12)                         7,440
  Issuance  of common  stock  under
stock option plan                                            1,375                 1                                         1
  Translation adjustment                                                                             392                   392
  Net loss--Year ended December 31,
1998                                                                                                         (17,863)  (17,863)
                                      -----------------------------------------------------------------------------------------
  Balance at December 31, 1998          367,269    $ 4  15,000,329    $151  $ 69,012      $ (12) $(1,740)  $ (54,156) $ 13,257


  Common stock issued in private
placements                                                 150,000       2       350                                       352
  Issuance costs and dividends
accrued in relation to Series E
convertible preferred stock issued
in December 1998                                                                 (36)      (512)                          (548)
  Conversion of Series E preferred
stock                                   (70,000)   $(1)  1,114,220      11       (10)
  Issuance of common stock in
connection with the acquisition of
certain assets of Micron Display,
net of issuance costs -- $511                            7,133,562      71    14,134                                    14,205


  Issuance of warrants                                                           297                                       297
  Issuance of common stock
following conversion of Sumitomo
convertible loan                                           750,000       8     1,081                                     1,088
  Issuance of common stock under
stock option plan                                          137,217       1        72                                        73
  Issuance of common stock in
connection with Equity Line
Kingsbridge, net of issuance
costs -- $176                                              624,809       6       818                                       824
  Issuance of common stock in
connection with private placement,
net of issuance Costs -- $36                            12,427,146     124    19,839                                    19,963
  Issuance of common stock in
connection with Coloray                                     14,000       1        50                                        51
  Translation adjustment                                                                          (1,249)               (1,249)
  Net loss--Year ended December 31,
1999                                                                                                         (28,428)  (28,428)
                                      -----------------------------------------------------------------------------------------
  Balance at December 31, 1999          297,269    $ 3  37,351,283    $376  $105,606      $(525) $(2,989)  $ (82,584) $ 19,885


  Dividends accrued in relation to
Series E convertible Preferred Stock
issued in December 98                                                                       450                            450
  Conversion of Series E Preferred
Stock                                  (275,174)    (3)  4,195,254      42       (38)                                        1
  Issuance of common stock
following conversion of Sumitomo
convertible loan                                         2,126,246      21     3,890                                     3,912
  Issuance of common stock
following conversion of Sumitomo
straight loan                                              385,549       4     2,496                                     2,500
  Issuance of common stock in
connection with Kingsbridge Equity
Line, net of issuance costs of $195                      2,003,295      20     4,785                                     4,805
  Issuance of common stock in
connection with Coloray                                     16,000      --        57                                        57
  Issuance of common stock in
connection with private placement,
net of issuance costs -- $13                             9,320,359      93    14,893                                    14,987
  Issuance of common stock under
stock option plan                                          284,478       3       368                                       370
  Translation adjustment                                                                          (1,087)               (1,087)
  Net loss--Year ended December 31,
2000                                                                                                         (25,678)  (25,678)
                                      -----------------------------------------------------------------------------------------
  Balance at December 31, 2000           22,095    $ 1  55,682,464    $557  $132,058      $ (75) $(4,076)  $(108,261) $ 20,204

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

  Dividends accrued in relation to
Series E convertible Preferred Stock
issued in December 98 (unaudited)                                                            (5)                            (5)
Conversion of Series E Preferred
Stock (unaudited)                       (22,095)    (1)     445,328      4        (5)        80                             77
   Issuance of common stock under
stock option plan (unaudited)                                 2,000      0         1                                         2
Translation adjustment (unaudited)                                                                   (12)                  (12)
Net loss--Nine months ended
September 30, 2001 (unaudited)                                                                               (21,212)  (21,212)
                                      --------------------------------------------------------------------------------------------
Balance at September 30, 2001
-----------------------------
(Unaudited)                                  --    $--   56,129,792   $561  $132,054        $--  $(4,088)  $(129,473  $   (946)
----------                              -------    ---   ----------   ----  --------        ---  -------   ---------  --------

                             See accompanying notes

                                  PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (ALL AMOUNTS IN THOUSANDS EXCEPT SHARE AMOUNTS)

Note A - Basis of Presentation

     The financial information as of September 30, 2001, and for the three-month and nine-month periods ended September 30, 2001 and 2000, is unaudited but includes all adjustments that are of a normal recurring nature and, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the presented periods. The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Operating results of the three-month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, refer to the consolidated financial statements and footnotes thereto for the year ending December 31, 2000 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2001.

     Certain reclassifications have been made to the December 31, 2000 Condensed Consolidated Balance Sheet to conform to the September 30, 2001 presentation.

     Beginning in the quarter ended September 30th, 2001, we classified the proceeds received from the DARPA contract and other research and development arrangements as a reduction of research and development expenses. Prior period amounts have been reclassified to conform to the current presentation. This change has no effect on our loss from operations and net loss for the periods presented.

Note B - Restricted Cash

     In August 1997, we provided AU Optronics ("Unipac"), our Asian manufacturing partner, with a written bank guaranty in the amount of $10,000 pursuant to the display foundry agreement (the "Foundry Agreement") signed in May 1997 in order to implement volume production of field emission displays at Unipac's manufacturing facility. We granted the issuing banks a security interest in cash and cash equivalents for the same amount. The pledged cash and cash equivalents have been recorded as short-term and long-term restricted cash on the balance sheet.

     In March 2000, pursuant to an agreement dated December 17, 1999 with Unipac, the guaranty was reduced by $5,000 in consideration of a payment in cash of the same amount to Unipac. Pursuant to the terms of this agreement, this $5,000 payment will be considered as a prepayment against our future payments to Unipac concerning the equipment leased by Unipac to us. Consequently, the amount of the security interest to the banks was reduced to $625 at September 30, 2001 (see note D - capital leases).

Note C - Property, Plant and Equipment

     Pursuant to the Foundry Agreement, volume FED production equipment was installed at Unipac's facility. That equipment was purchased and funded by Unipac, and a portion of it is

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

leased to us. This portion amounted to $10,381 at September 30, 2001. According to Financial Accounting Standard 13, "Accounting for Leases", this equipment was recorded as an asset under the caption "Property, Plant and Equipment, net" and amounted to $4,934 at September 30, 2001. Depreciation of $1,266 was recorded during the nine-month period ended September 30, 2001. As of September 30, 2001, the related capital lease obligation amounted to $4,922, of which $393 is classified as short term.

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

Note D - Capital Leases

     We are party to certain sale-leaseback transactions for equipment used in our pilot production plant in Montpellier, France, and, pursuant to the Foundry Agreement, a portion of volume field emission displays production equipment installed at Unipac's facility is leased to us. Pursuant to Financial Accounting Standard 13, "Accounting for Leases", a capital lease obligation was recorded in 1998. In March 2000, the related capital lease obligation was reduced by $5,000 following the prepayment of the same amount made in cash to Unipac and amounted to $4,922 at September 30, 2001 (see note B--restricted cash and note C--property, plant and equipment).

     Future minimum payments under capital lease obligations at September 30, 2001 are as follow:

          Years ending December 31,

          2001 ....................................................   $     36
          2002 ....................................................        958
          2003 ....................................................      1,962
          2004 ....................................................      2,234
                                                                      --------
          Total minimum payments ..................................      5,191
          Less amount representing interest .......................       (234)
                                                                      --------
          Present value of minimum capitalized lease payments .....   $  4,957
                                                                      ========

Note E - Long Term Debt

     During the nine-month period ended September 30, 2001, long term debt was reduced by $352. The reduction was mainly due to the payment to Heller Financial of our last maturity and to the strengthening of the US dollar against the Euro. Because all our remaining debts are expressed in Euros, the strengthening of the dollar decreases our obligations.

     Long-term debt consists of certain loans payable under which future minimum payments, at September 30, 2001, are as follow:

          Years ending December 31,

          2001 ....................................................   $      0
          2002 ....................................................        595
          2003 ....................................................         89
          2004 ....................................................        596
          2005 ....................................................      1,870
          2006 ....................................................        606
                                                                      --------
          Total minimum payments ..................................   $  3,756
                                                                      ========

Note F - Stockholders' Equity

Convertible Preferred Stock:

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

     In the nine-month period ended September 30, 2001, we issued an aggregate of 445,328 shares of Common Stock upon the conversion of an aggregate of 22,095 shares of Series E Preferred Stock at an average conversion price of $1.60938. These shares of Series E Preferred Stock were convertible into shares of Common Stock using a conversion price equal to the lesser of approximately $1.60938 per share of Common Stock or the average closing price of our Common Stock over the ten trading days immediately preceding the notice of conversion. At September 30, 2001, there were no shares of Series E Preferred Stock outstanding.

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

Note G - Research and Development

     Research and development costs are presented net of funding received under the DARPA contract and other research and development arrangements of $1,172 and 854 for the three months ended September 30, 2001 and 2000, respectively; and net of 3,605 and 4,767 for the nine months ended September 30, 2001 and 2000, respectively.

Note H - Restructuring Costs and Other Non-recurring Charges

     During the third quarter of 2001, we announced the plan to consolidate operations and close our Boise, Idaho facility. Included in the "restructuring costs and other non-recurring charges" in the accompanying condensed consolidated statement of comprehensive operations for the nine months ended September 30, 2001 are the following:

          Contract termination penalties ..........................  $    217
          Employee severance cost .................................       177
          Write-off of inventory ..................................       157
          Write-off of assets that will no longer be used .........     2,700
          Other restructuring and non-recurring charges ...........       126
                                                                     --------
          Total minimum payments ..................................  $  3,377
                                                                     ========

Contract termination penalties represent losses related to incremental costs and contractual obligations for facility exit costs incurred as a direct result of the closing of the plant. The $177,000 of employee severance cost consists of cash compensation to 62 people. Also included is the write-off of inventory and long-lived assets that will not be transferred to other facilities.

Note I - Financial Position

     During the three-month period ended September 30, 2001, we have continued to experience losses and have used cash in operating activities of $9,932. As of September 30, 2001, we had a net working deficit of $9,141 and a deficit accumulated during the development stage of $129,473 resulting in a net capital deficiency of $946 as of September 30, 2001.

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements reflecting management's current expectation regarding our future financial performance, the impact of the closing of our Boise, Idaho facility on our cash burn rate and our production process and the projected costs of the Boise facility closing. Such expectations are based on certain assumptions and involve risks and uncertainties. These uncertainties include, but are not limited to, the risk associated with transitioning to high volume manufacturing of field emission display at Unipac, product demand and market acceptance risks, the commitment of Unipac and/or of our licensees, our ability to grant other licenses under field emission display technology, the validity and enforceability of our patent rights, possible infringement by us of patent rights of others, the impact of competitive products and prices, product development risks, commercialization difficulties and technological delays or difficulties. See also "Outlook: Issues and Risks" described more fully in our Annual Report on Form 10-K for year ended December 31, 2000 (pages 18 to 23) filed with the Securities and Exchange Commission on March 30, 2001.

Recent Events

     On July 30, 2001, we announced a restructuring plan to optimize our manufacturing and research and development processes and to decrease operating expenses. As planned by the end of September 2001, we consolidated our operations, closed the Boise, Idaho facility and reduced our workforce to approximately 130 people. The restructuring costs were approximately $3.4 million, including $2.7 million of non-cash asset write-offs. We estimate that the cash burn rate will be reduced by approximately 23%, and that the quarterly savings will be $1.5 million.

     On July 12, 2001, we received a letter from the Nasdaq Stock Market, Inc., notifying us of our failure to maintain a minimum bid price of $1.00 per share during the preceding 30 consecutive business days as required by Nasdaq's Marketplace Rule 4450(a)(5). The letter stated that we must demonstrate compliance with Nasdaq's minimum bid rule by October 10, 2001, and that if we were not in compliance by that date, Nasdaq would notify us that our common stock would be delisted from the Nasdaq National Market. On September 27, 2001, in response to the extraordinary market conditions following the tragedy of September 11/th/, the Nasdaq Stock Market implemented an across-the-board moratorium on the minimum bid and public float requirements for continued listing on Nasdaq. The proposal to suspend these requirements until January 2, 2002, was approved on September 26, 2001 by the Nasdaq Board of Directors.

     In connection with the License Agreement between PixTech and CEA dated September 17, 1992, PixTech has withheld certain royalty payments that may have been due to CEA under the License Agreement because we believe that the CEA made certain misrepresentations to PixTech. On September 27, 2001, we received a writ of summons indicating that CEA had initiated an action in the courts of France seeking FRF 8,580,049 (approximately $1.2 million). The first hearing in this matter is scheduled for December 17, 2001. In addition, CEA gave notice to us that CEA intends to terminate the License Agreement effective October 23, 2001. For the reason stated above, PixTech considers that the amounts sought by CEA are not due. We have retained French counsel to represent us in this matter. We and our French counsel also believe that the termination provision invoked by CEA has been invoked in bad faith and, as a

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

result, should not apply under French law. On October 19, 2001, we and our French counsel obtained a court order in France preventing CEA from invoking the termination clause through December 31, 2001.

     On August 20, 2001, Dieter Mezger, our President, Chief Executive Officer and Director, died suddenly. Ronald J. Ritchie, Director, has been elected to serve as Interim Chief Executive Officer until a permanent replacement is named.

Results of operations

     Product Sales
     -------------
     We recognized product sales of $136,000 in the nine-month period ended September 30, 2001 as compared to $217,000 in the nine-month period ended September 30, 2000. In the three-month period ending September 30, 2001 product revenues were $40,000 while no product revenue was reported in the same period last year. In the three-month period ended September 30, 2001, 50% of our product sales are related to 5.2-inch gray scales video interface displays we sold to ECM who integrates PixTech's field emission displays in its mobile veterinary ultrasound scanner and 20% are related to sales of 5.2 inch monochrome digital interface displays to Weldon Technology, a U.S.-based customer. In the same period last year, product revenues primarily consisted of shipments of displays sold to Zoll Medical Corporation.

     Restructuring costs and other non recurring expenses
     ----------------------------------------------------
     In relation with our restructuring, in the third quarter of 2001 we accrued for costs totaling $3,377,000, which includes all cash and non-cash charges which management considers necessary to implement our restructuring plan. Of the total restructuring charge, $2,700,000 is related to fixed asset write downs; $217,000 is related to contract penalties; $177,000 is related to employee severance packages; $157,000 is related to inventory write downs, and $126,000 represents facility exit costs incurred as a direct result of the closing the facility.

     Other Research and Development Expenses
     ---------------------------------------
     We spent $16.1 million for research and development during the nine-month period ended September 30, 2001 as compared to $18.0 million in the same period of 2000; we spent $4,296,000 in the quarter ended September 30, 2001 compared to $6,160,000 in the same period last year. These decreases of 10% and 30% are in relation with lower depreciation costs, as major equipment in our pilot plant in Montpellier acquired in 1994 and 1995 is now fully amortized, as well as changes in the funding received related to research and development contracts. We have also experienced decreased facility rental costs and property taxes.

     We recognized reductions in research and development expenses of $3,405,000 for the nine-month period ended September 30, 2001, as compared to $4,767,000 in the same period of 2000. Reductions of research and development expenses were $1,172,000 in the third quarter of 2001, and $854,000 in the same period last year. Of these amounts, in the nine-month period ended September 30, 2001, $1,149,000 was related to a development contract awarded to us by DARPA (Defense Advanced Research Projects Agency) in August 1999 and for which we had received additional funding commitments in April 2000 and January 2001. In April 2000, we began development efforts on a 12.1-inch color field emission display for DARPA of which we have received $6,539,000 as of September 30, 2001. We announced the successful delivery of the 12.1-inch full color field emission displays to U.S. Army on August 14, 2000. Then, in January 2001, we were awarded additional funding for the continued development of the 12.1-

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

inch color, high voltage field emission display technology. The DARPA contract has been satisfied and no further funding is expected.

     Sales and Marketing Expenses
     ----------------------------
     Sales and marketing expenses decreased by 16% from $840,000 in the nine-month period ended September 30, 2000 to $711,000 in the nine-month period ended September 30, 2001, and decreased from $269,000 in the three-month period ending September 30, 2000 to $235,000 in the three-month period ended September 30, 2001. Last year, we reported our investor relation expenses as sales and marketing expenses while this year investor relations expenses are included in the general and administration expenses. We believe sales and marketing expenses may increase in the future, reflecting the expansion of our sales and marketing organization, both in the United States and in Europe.

     General and Administrative Expenses
     -----------------------------------
     General and administrative expenses totaled $2,178,000 in the nine-month period ended September 30, 2001 and $2,142,000 in the nine-month period ended September 30, 2000. We spent $690,000 in general and administrative expenses during the three-month period ended September 30, 2001, compared to $645,000 during the same period in 2000. This reflects an increase in consulting and legal fees from the previous year.

     Interest Income (Expense), Net
     ------------------------------
     Interest income is comprised of interest on available and restricted cash. Interest expense is comprised of interest payable on long-term obligations. Interest income was $377,000 during the nine-month period ended September 30, 2001, compared to $1,001,000 in the same period last year. During the quarters ended September 30, 2001 and 2000, interest income was $58,000 and $389,000 respectively. This decrease is due to lower cash balances invested in money market instruments.

     Currency Fluctuations
     ---------------------
     Although a significant portion of our revenues is denominated in U.S. dollars, a substantial portion of our operating expenses is denominated in Euros. Gains and losses on the conversion to U.S. dollars of assets and liabilities denominated in Euros may contribute to fluctuations in our results of operations, which are reported in U.S. dollars. Most of our capital lease obligations are expressed in Taiwanese dollars. In the past, fluctuations of the parity of the Taiwanese dollar versus the Euro caused significant foreign exchange gains or losses and may continue to do so in the future. We recorded a net foreign exchange gain of $196,000 in the first nine months of 2001 compared to $327,000 during the same period last year, and a net foreign exchange gain of $64,000 in the three-month period ended September 30, 2001 compared to a net exchange loss of $5,000 in the quarter ended September 30, 2000. We cannot predict the effect of exchange rate fluctuations on future operating results. To date, we have not undertaken hedging transactions to cover our currency exposure, but we may do so in the future.

Liquidity and Capital Resources

     Cash used in operations was $9.9 million during the nine-month period ended September 30, 2001, compared to $9.9 million during the nine-month period ended September 30, 2000, and $3.2 million in the three-month period ended September 30, 2001, compared to $1.7 million in the three month period ended September 30, 2000.

     We have used $75.2 million in cash to fund our operations since inception through

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

September 30, 2001 and have incurred $24.2 million in capital expenditures.

     Capital expenditures were $923,000 during the nine-month period ended September 30, 2001, compared to $1,862,000 during the same period in 2000, and $288,000 in the three-month period ended September 30, 2001, compared to $535,000 during the three-month period ended September 30, 2000. These capital expenditures exclude assets acquired under capital lease obligations. Implementing volume production at Unipac's manufacturing plant required significant capital expenditure. Pursuant to the Foundry Agreement, Unipac funded $14.7 million in capital expenditures for equipment. A portion of that equipment is leased to us and the gross amount of this equipment is $10.4 million as of September 30, 2001. We expect that additional capital expenditures will be required by the end of 2001 and in 2002, in order to increase capacity at Unipac and complete implementation of manufacturing processes for both monochrome and color products.

     During the nine-month period ended September 30, 2001, restricted cash was reclassified as cash available in the amount of $624,000. Restricted cash was related to the security interest corresponding to the guaranty granted to Unipac in connection with the purchase and funding by AU Optronics of volume field emission displays production equipment. In March 2000, pursuant to an agreement dated December 17, 1999 signed with Unipac, the guaranty was reduced by $5.0 million in consideration of a payment in cash of the same amount to Unipac. Pursuant to the terms of this agreement, this $5.0 million payment will be considered as a prepayment against our future payments to Unipac related to the equipment leased by Unipac to us. Consequently, the amount of the security interest to the banks was reduced by the same amount and amounted to $625,000 at September 30, 2001.

     Cash used in financing activities was $316,000 in the nine-month period ended September 30, 2001, compared to $14.6 million generated in the nine-month period ended September 30, 2000. In the nine-month period ended September 30, 2001, we used cash for repayment of long-term borrowing. In the same period last year, cash generated from financing activities included sales of shares of Common Stock, resulting in net proceeds of $19.2 million while repayment of long term liabilities amounted to $4.8 million, including the $5.0 million prepayment made to Unipac and various reimbursements.

     Since our inception, we have funded our operations and capital expenditure primarily from the proceeds of equity financing aggregating $112.3 million and from borrowings and sale-leaseback transactions aggregating $21.7 million.

     In 1997 and January 1999, we entered into two research and development agreements with French authorities. Under these agreements, we expect to benefit from zero-interest loans totaling approximately $3.0 million, of which we received $482,000 in April 2000 and $2.0 million in 1999. We collected $28,000 in July 2001 and we expect to receive $165,000 in the fourth quarter of 2001.

     In November 1998, we entered into a research and development agreement with French authorities. Under this agreement, we expect to receive a total grant of approximately $679,000, of which we received $196,000 in 1999, $367,000 in 2000 and $143,000 in June 2001. Those amounts are reported under Deferred research and development funding.

     On August 5, 1999, DARPA awarded a development contract to us amounting to $4.7 million, of which we received $1.5 million in 1999 and $3.2 million in 2000. On April 3, 2000,

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

in addition to and as a continuation of the existing development contract, we were awarded an additional $6.3 million funding for the development and demonstration of a full color, full video rate, 12.1-inch field emission display for which to date, we received $6.1 million. On January 22, 2001 we were awarded an additional $3.1 million funding, further supplementing the August 1999 and April 2000 contracts for the continued development of the 12.1-inch color, high voltage field emission display technology. The DARPA contract has been satisfied and no further funding is expected.

     We have recognized French income tax benefits of $8.6 million since inception. These income tax benefits represent tax credits for research and development activities conducted in France, which are paid in cash to us if it is not possible to credit them against future income tax liabilities within three fiscal years. In April 1999, we collected $3.0 million from research and development tax credit recorded in 1995. We collected $1.1 million in June 2000, in connection with the research and development tax credit recorded in 1996, and $690,000 in June 2001 for 1997 tax credit.

     On August 9, 1999, we secured a $15.0 million equity-based line of credit with Kingsbridge Capital Ltd. Under the terms of the equity line, we can draw up to $15.0 million cash in exchange for our common stock, in increments over a two-year period. The decision to draw down any of the funds and the timing and account of any such draw are at our sole discretion, subject to certain conditions. Such conditions include limitations depending on the volume and the market price of our common stock. In particular, Kingsbridge is not obligated to accept a put while the market price of our common stock is below $1. On June 27, 2001, we executed a six-month extension of the Kingsbridge equity line. Through September 30, 2001, we have drawn a total amount of $6.0 million under the equity line. The continuing unavailability of funds from the Kingsbridge equity line due to the low market price of our common stock has materially decreased our access to additional cash. Our restructuring plan, discussed above, is intended in part to reduce our cash burn rate and preserve the cash resources remaining at our disposal.

     On January 25, 2000, we signed an agreement with Audi and other partners to jointly design, develop, test and deliver a 7-inch color field emission display for automotive applications. This agreement is part of the European Commission IST program. Under the terms of this agreement, the total funding is approximately $1.7 million, of which $521,000 was received in January 2001 and $548,000 is expected to be received in the fourth quarter of 2001.

     Cash available as of September 30, 2001 was $5.1 million, compared to $16.8 million as of December 31, 2000. In the three-month period ending September 30, 2001, we used a total of $2.4 million for our activities.

     We will require substantial funds to conduct research, development and testing, to develop and expand commercial-scale manufacturing systems and to market any resulting products. Changes in technology or a growth of sales beyond currently anticipated levels will also require further investment. Our capital requirements will depend on many factors, including the rate at which we can develop our products, the market acceptance of such products, the levels of promotion and advertising required to launch such products and attain a competitive position in the marketplace and the response of competitors to our products. We cannot assure you that funds for these purposes, whether from equity or debt financing, or other sources, will be available when needed or on terms acceptable to us.

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The market risk exposure inherent to our international operations creates potential for losses arising from adverse changes in foreign currency exchange rates. We are exposed to such foreign currency exchange rate risk in two main areas: (i) a substantial portion of our operating expenses are, and are expected to be, denominated in Euros, and (ii) most of our capital lease obligations are expressed in Taiwanese dollars. Fluctuations of the parity of the Taiwanese dollar versus the Euro or the U.S. dollar may cause significant foreign exchange gains or losses. In addition, gains and losses arising from the conversion to U.S. dollars of assets and liabilities denominated in Euros or in Taiwanese dollars may contribute to fluctuations in our results of operations, which are reported in U.S. dollars. To date, we have not undertaken hedging transactions to cover its currency exposure. We are also exposed to interest rate risks in connection with certain long-term debt. We do not, however, enter into market sensitive instruments for trading purposes.

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

PIXTECH, INC.

September 30, 2001

PART II   Other Information

          ITEM 1    Legal Proceedings:
                    -----------------

                    In connection with the License Agreement between PixTech and CEA dated September 17, 1992, PixTech has withheld certain royalty payments that may have been due to CEA under the License Agreement because we believe that the CEA made certain misrepresentations to PixTech. On September 27, 2001, PixTech received a writ of summons indicating that CEA had initiated an action in the Tribunal de commerce d'Aix-en-Provence (commercial court of Aix-en-Provence, France) seeking FRF 8,580,049 (approximately $1.2 million). The first hearing in this matter is scheduled for December 17, 2001. In addition, CEA gave notice to PixTech that CEA intends to terminate the License Agreement effective October 23, 2001. For the reason stated above, PixTech considers that the amounts sought by CEA are not due. We have retained French counsel to represent us in this matter. PixTech and its French counsel also believe that the termination provision invoked by CEA has been invoked in bad faith and, as a result, should not apply under French law. On October 19, 2001, PixTech and its French counsel obtained a court order in France preventing CEA from invoking the termination clause through December 31, 2001.

                                 PixTech, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

PIXTECH, INC.

September 30, 2001


          ITEM 6    Exhibits and reports on Form 8-K
                    --------------------------------
                    (a)    Exhibits
                    3.1 - Certificate of Incorporation of Registrant. Filed as
                    Exhibit 3.2 to the PixTech, Inc. Registration Statement on Form S-1 (Commission File No. 33-93024) and incorporated herein by reference.

                    3.2 - Restated By-Laws of Registrant. Filed as Exhibit 3.4 to the PixTech, Inc. Registration Statement on Form S-1 (Commission File No. 33-93024) and incorporated herein by reference.

                    3.3 - Certificate of Designations of PixTech, Inc. Filed as
                    Exhibit 2.1 to the PixTech, Inc. Current Report on Form 8-K filed January 7, 1999 and incorporated herein by reference.

                    3.4 - Certificate of Amendment of Restated Certificate of Incorporation of Registrant. Filed as an Exhibit with the same number to the PixTech, Inc. Form 10-Q/A for the fiscal quarter ended June 30, 1999 filed with the Commission on August 24, 1999 and incorporated herein by reference.

                    3.5 - Certificate of Amendment of Restated Certificate of Incorporation of Registrant, dated January 18, 2000. Filed as an exhibit with the same number to the PixTech, Inc. Annual Report on Form 10-K for the year ended December 31, 1999 filed with the commission on March 28, 2000 and incorporated herein by reference.

                    (b) Reports on Form 8-K:

                        No reports on Form 8-K were filed during the third
                    quarter of 2001.

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

PIXTECH, INC.

September 30, 2001

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           PIXTECH, INC.


Date: November 14, 2001                    BY: /s/ Marie Boem
                                               --------------
                                           Marie Boem,
                                           Principal Financial Officer

                                  PixTech, Inc.
                          (A DEVELOPMENT STAGE COMPANY)

PIXTECH, INC.

September 30, 2001


EXHIBIT INDEX

Exhibit No.
----------
3.1 Certificate of Incorporation of Registrant. Filed as Exhibit 3.2 to the PixTech, Inc. Registration Statement on Form S-1 (Commission File No. 33-93024) and incorporated herein by reference.

3.2 Restated By-Laws of Registrant. Filed as Exhibit 3.4 to the PixTech, Inc. Registration Statement on Form S-1 (Commission File No. 33-93024) and incorporated herein by reference.

3.3 Certificate of Designations of PixTech, Inc. Filed as Exhibit 2.1 to the PixTech, Inc. Current Report on Form 8-K filed January 7, 1999 and incorporated herein by reference.

3.4 Certificate of Amendment of Restated Certificate of Incorporation of Registrant. Filed as an Exhibit with the same number to the PixTech, Inc. Form 10-Q/A for the fiscal quarter ended June 30, 1999 filed with the Commission on August 24, 1999 and incorporated herein by reference.

3.5 Certificate of Amendment of Restated Certificate of Incorporation of Registrant, dated January 18, 2000. Filed as an exhibit with the same number to the PixTech, Inc. Annual Report on Form 10-K for the year ended December 31, 1999 filed with the commission on March 28, 2000 and incorporated herein by reference.